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Exhibit 1 — Press release of the Company dated February 23, 2005.

NEWS RELEASE

Stock Symbols: AEM (NYSE)	For further information:
AGE (TSX)	David Garofalo, V.P. Finance and CFO Agnico-Eagle Mines Limited (416) 947-1212

(All amounts expressed in U.S. dollars unless otherwise noted)

AGNICO-EAGLE REPORTS RECORD OPERATING AND FINANCIAL RESULTS

Toronto (February 23, 2005) — Agnico-Eagle Mines Limited today announced continued strong financial and operating results as it reported record fourth quarter earnings of $15.6 million, or $0.18 per share compared to net earnings of $2.4 million, or $0.03 per share, in the fourth quarter of 2003. Operating cash flow (before working capital changes) in the quarter was $21.0 million compared to $10.5 million in the prior year's fourth quarter. For the year, a net earnings record of $47.9 million, or $0.56 per share, was also set. This compared to a net loss of $19.5 million, or $(0.23) per share, in 2003. Over the full year, operating cash flow (before working capital changes) increased to $77.9 million, a substantial improvement from $4.0 million in 2003.

Highlights for the quarter include:

•
Third consecutive quarter of ore production exceeding 8,000 tons per day drove byproduct production up substantially and total cash costs to produce an ounce of gold down 94% to set a new quarterly record of $13 per ounce. New record set for full year gold production and total cash costs at 271,567 ounces (up 15%) and $56 per ounce (down 79%), respectively.

•
Record earnings and cash flow for both the quarter and full year and the highest on a per share basis since 1980.

•
Proven and probable gold reserves of 7.9 million ounces, as production replaced.

•
Bulk sample completed at Goldex project with positive results; final feasibility study expected in the second quarter.

•
Lapa project surface infrastructure substantially complete with shaft sinking scheduled to start in early March.

"Agnico-Eagle's record operating and financial performance has demonstrated the quality of our low cost operation," said Sean Boyd, President and Chief Executive Officer. "Furthermore, our increased gold reserves and strong balance sheet place us in an excellent position to move our regional projects forward and realize our objective of building a multi-mine production base," added Mr. Boyd.

Conference Call Tomorrow

The Company's senior management will host a conference call on Thursday, February 24, 2005 at 11:00 a.m. (E.S.T.) to discuss financial results and provide an update of the Company's exploration and development activities. To participate in the conference call, please dial (416) 640-4127. To ensure your participation, please call approximately five minutes prior to the scheduled start of the call. A live audio webcast of the call will be available on the Company's website at www.agnico-eagle.com. The conference call will be replayed from Thursday, February 24, 2005 1:00 p.m. (E.S.T.) to Thursday, March 3, 2005 11:59 p.m. (E.S.T.). Please dial the toll-free access number 877-289-8525, passcode 21104888#.

LaRonde Sets Annual Records for all Metals Produced

For the third consecutive quarter, LaRonde processed over 8,000 tons of ore per day as a record of over 792,000 tons of ore, or 8,614 tons per day, was processed through the mill. As a result of the increased ore production, minesite operating costs decreased by 11% to C$48 per ton, in comparison to the fourth quarter of 2003. On a per ounce basis, net of byproduct credits, LaRonde's total cash costs reached a new quarterly record low of $13 per ounce.

For the full year, record ore production was realized at nearly three million tons, or 8,156 tons per day, as minesite operating costs per ton were driven down 8% to C$48 per ton. Record production of all metals was achieved in the year with gold production up 15% to 271,567 ounces while byproduct silver, zinc and copper production increased by 44%, 67% and 13%, respectively. As a result of the improvement in metals production, improved prices for all byproduct metals and the elimination of production royalties, total cash operating costs decreased by 79% to $56 per ounce of gold produced when compared to 2003.

Record Production and Strong Metal Prices Yield Record Earnings and Cash Flows

These strong operating results contributed to strong earnings and operating cash flows in both the quarter and full year. Fourth quarter earnings were $15.6 million, or $0.18 per share compared to net earnings of $2.4 million, or $0.03 per share, in the fourth quarter of 2003. Operating cash flow (before working capital changes) in the quarter was $21.0 million compared to $10.5 million in the prior year's fourth quarter. In addition to improved metals production, financial results were positively impacted by sharply higher prices for all four metals produced at LaRonde.

Fourth quarter earnings also benefited from a $4.3 million deferred tax recovery ($0.05 per share) resulting from positive tax return filing adjustments. However, earnings were negatively affected by a $1.8 million ($0.02 per share) foreign exchange loss on the translation of Canadian dollar denominated monetary balance sheet items, as the Canadian dollar experienced an unprecedented, and rapid, appreciation. In addition, lower than expected sales volumes of gold and copper, due to a buildup of copper concentrate inventories, had an estimated temporary negative impact of $4.4 million on earnings ($0.05 per share) and operating cash flows (before working capital changes).

For the year, a net earnings record of $47.9 million, or $0.56 per share, was also set compared to a net loss of $19.5 million, or $(0.23) per share, in 2003. Over the full year, operating cash flow (before working capital changes) increased to $77.9 million, a substantial improvement from $4.0 million in 2003.

Targets Reiterated for 2005

As previously disclosed, a summary of the estimated metal production and cash operating costs together with the material assumptions used in the Company's estimates for 2005 follows:

Ore processed (000's tons)	2,911
Daily throughput rate (tons)	7,975
Grades:
Gold (oz./t)	0.11
Silver (oz./t)	2.28
Zinc (%)	3.89
Copper (%)	0.44
Payable metal production:
Gold (ozs.)	280,000
Silver (000's ozs.)	5,500
Zinc (000's lbs.)	160,000
Copper (000's lbs.)	18,000
Minesite operating costs (C$/ton)	48-50
Total cash operating costs ($/oz.)	135-145
Assumptions:
Gold ($/oz.)	375
Silver ($/oz.)	6.00
Zinc ($/lb.)	0.45
Copper ($/lb.)	1.15
C$/US$ exchange rate	1.27

LaRonde's total cash operating cost guidance is based on byproduct metal price assumptions that are well below current prices and prices realized in 2004. If current metal prices and exchange rates were used, total cash operating costs would be well below $100 per ounce.

The estimated sensitivity of LaRonde's 2005 estimated total cash operating costs to a 10% change in the metal prices and exchange rates assumptions above follows:

Change in variable	Impact on total cash operating costs ($/oz.)
C$/US$	39
Zinc	17
Silver	11
Copper	6

Gold Reserve Update: Production Replaced

A summary of the Company's gold reserves follows:

Gold Reserve Summary
	Proven & Probable Reserve
(000's ounces)
	2004	2003
LaRonde I	1,847	2,092
LaRonde II	3,258	2,928
Goldex	1,627	1,647
Lapa	1,168	1,187
Other	3	9

Total	7,903	7,864

The assumptions used for 2004 reserves and resources were $360 per ounce gold, $5.42 per ounce silver, $0.41 per pound zinc, $0.95 per pound copper and a C$/US$ exchange rate of 1.42. For every 10% change in the gold price, there would be an estimated 7% change in proven and probable reserves.

The above mineral reserve and resource estimate does not include the significant byproduct silver, zinc and copper contained in the LaRonde ore body. Please see the table appended to this press release for more detailed reserve and resource estimates.

Goldex Bulk Sample Delivers Positive Results

At the Company's 100% owned Goldex project, located 35 miles east of LaRonde, the previously announced bulk sample program was completed. The purpose of the program was to extract a representative bulk sample from the deposit and validate previous reserve and resource estimates and increase the confidence factor in the estimated grade. The program consisted of 2,000 feet of raise development through the deposit over a strike length of 1,000 feet, 17,000 feet of diamond drilling, channel sampling, muck sampling, detailed structural mapping and the processing of the material through a local custom milling facility.

An 18,213 ton sample was processed during January and February, returning a grade of 0.081 ounces of gold per ton, nearly 10% higher than the grade of 0.074 ounces of gold per ton returned from the 113,000 ton bulk sample processed in 1996. Mill recoveries exceeded expectations. This latest result is particularly noteworthy in comparison to the 1996 result as it was extracted along a strike length of 1,000 feet and a vertical distance of 650 feet whereas the previous sample was extracted from a specific localized area of the deposit. While the current reserve estimate is essentially unchanged at 1.6 million ounces, the bulk sample program has increased the confidence level in the estimate.

The feasibility study is currently being revised incorporating the latest positive sampling results and increased reserves and is expected to be completed by the second quarter. The Company is encouraged by the positive results of the bulk sample, the technical simplicity of the project and its proximity to LaRonde, which will allow for the use of existing infrastructure and other regional synergies. An earlier economic study had indicated that Goldex could add an average of 160,000 ounces per annum to the Company's gold production at total cash operating costs of less than $200 per ounce, over its projected life of 10 years. The mine plan is currently being revised as part of our feasibility study.

Lapa Shaft Sinking Set to Begin

At the Company's 100% owned Lapa project, located seven miles east of LaRonde, all surface buildings including the headframe have been erected. Mechanical installation of the hoist and compressors commenced early in January. Shaft sinking is scheduled to commence in early March.

The Company previously announced a $30 million underground development, drilling and metallurgical program at Lapa. Lapa contains 1.2 million ounces of proven and probable gold reserves that have been traced to a depth of 4,100 feet below surface. The main lens of the deposit, the Contact Zone, has been traced over a strike length of up to 470 feet and a vertical extent of 4,300 feet with thicknesses ranging from almost 10 to 50 feet. An inferred resource has also been outlined at Lapa of 0.4 million ounces. The deposit has been traced to a depth of 5,200 feet and remains open for expansion at depth.

The first phase of the Lapa underground program includes a 2,700-foot shaft sinking project. The 16-foot diameter concrete-lined shaft is expected be completed by the first half of 2006 providing access for an underground diamond drilling program to test the depth potential of the deposit, to confirm the mining method, continuity and estimated dilution factor and to extract a 15,000 ton metallurgical bulk sample. The objective of the bulk sample is to refine the metallurgical process and determine whether the frequency of coarse visible gold is sufficient to justify an increase in the reserve grade closer to the uncut grade, which would have a positive impact on the project's economics.

Positive results from this program would result in an extension of the shaft to a depth of approximately 4,500 feet below surface. Incremental capital costs to bring the project into full production after the bulk sample are currently estimated at approximately $80 million. Assuming no further additions to reserves and the current reserve grade, the Company envisages an eight-year mine life with steady-state production levels by late 2008 of approximately 125,000 ounces of gold per annum at cash operating costs of approximately $175 per ounce.

LaRonde II Feasibility Study to be Completed in Second Quarter

Seven drills were in operation during the fourth quarter at LaRonde. On deep exploration, three of these drills tested Zone 20 North below the bottom of the Penna Shaft from the Level 215 exploration drift with the objective of converting additional resources into reserves and to define the polymetallic zone to the west. The most interesting results follow:

Drill Hole	True Thickness(ft)	From	To	Gold(oz/ton) Cut(1.5 oz)	Silver(oz/ton)	Copper(%)	Zinc(%)
3215-99	45.9	3,551.1	3,620.0	0.20	2.22	0.42	6.42
3215-100	28.2	2,533.1	2,577.7	0.12	1.18	0.27	0.03
3215-101	14.1	3,038.3	3,061.0	0.15	3.36	0.04	0.14
3215-102	9.5	3,149.6	3,162.7	0.24	2.43	0.29	5.72
3215-103	9.2	4,102.3	4,117.7	0.07	0.10	0.16	0.01
3215-103A	49.5	3,573.2	3,646.0	0.22	0.17	0.12	0.03
Including	22.0	3,573.2	3,605.6	0.40	0.29	0.02	0.06
3215-105A	24.3	4,006.5	4,049.8	0.27	0.40	0.54	0.06
Including	12.1	4,018.7	4,040.0	0.45	0.52	0.61	0.06

Drill hole 3215-105A appears to have expanded the polymetallic zone to the east, intersecting higher grade gold mineralization at a depth of 10,336 feet. Follow up drill holes have been targeted within the core of the polymetallic zone.

On the LaRonde II project, a study of shaft options to access the ore beneath the Penna Shaft infrastructure is nearing completion and a feasibility study for the project is expected to be completed by the second quarter.

Tour of LaRonde and Regional Projects Planned

The Company is planning a tour of the LaRonde Mine and the Company's regional projects on Tuesday May 10, 2005 and Wednesday, May 11, 2005. Visits to Goldex, Lapa and LaRonde will be conducted on those dates. Investors and analysts should register their interest with Hazel Winchester at (416)847-3717 or hwinchester@agnico-eagle.com.

Where to Find Maps

The longitudinal illustrations that detail the drill results presented in this news release can be viewed and downloaded from the Company's website www.agnico-eagle.com (Press Release) or:

http://www.agnico-eagle.com/url/050223/goldex.pdf
http://www.agnico-eagle.com/url/050223/lapa.pdf
http://www.agnico-eagle.com/url/050223/laronde.pdf
http://www.agnico-eagle.com/url/050223/quebec_properties.pdf

Forward Looking Statements

The information in this press release has been prepared as at February 23, 2005. Certain statements contained in this press release constitute "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995. When used in this document, the words "anticipate", "expect", "estimate," "forecast," "planned" and similar expressions are intended to identify forward-looking statements. Such statements reflect the Company's views at the time with respect to future events and are subject to certain risks, uncertainties and assumptions. Many factors could cause the actual results to be materially different from those expressed or implied by such forward-looking statements, including, among others, those which are discussed under the heading "Risk Factors" in the Company's Annual Information Form and Annual Report on Form 20-F for the year ended December 31, 2003. The Company does not intend, and does not assume any obligation, to update these forward-looking statements.

About Agnico-Eagle

Agnico-Eagle is a long established Canadian gold producer with operations located in northwestern Quebec and exploration and development activities in eastern Canada and the southern United States. Agnico-Eagle's LaRonde Mine in Quebec is Canada's largest gold deposit. The Company has full exposure to higher gold prices consistent with its policy of no forward gold sales. It has paid a cash dividend for 25 consecutive years.

Agnico-Eagle Mineral Reserve & Mineral Resource Data

Category and Zone	Au(oz/t)	Ag(oz/t)	Cu(%)	Zn(%)	Au (000's oz.)	Tons (000's)
Proven Mineral Reserve
LaRonde I	0.09	2.65	0.43	4.46	590	6,493
Subtotal Proven Mineral Reserve	0.09				590	6,493
Probable Mineral Reserve
LaRonde I	0.08	2.34	0.31	4.02	1,257	14,907
LaRonde II	0.17	0.58	0.33	0.83	3,258	19,312
Lapa	0.26				1,168	4,509
Goldex	0.07				1,627	22,148
Bousquet	0.06				3	57
Subtotal Probable Mineral Reserve	0.12				7,313	60,933
Total Proven and Probable Mineral Reserves	0.12				7,903	67,426
Indicated Mineral Resource
LaRonde I	0.07	0.98	0.17	2.35	139	1,992
LaRonde II	0.08	0.64	0.30	1.00	158	1,980
Goldex	0.07				63	924
Lapa	0.16				133	832
Bousquet	0.18				349	1,984
Ellison	0.17				45	273
Total Indicated Resource	0.11				887	7,985
Inferred Mineral Resource
LaRonde II	0.19	0.80	0.32	2.11	2,032	10,831
Bousquet	0.22				440	1,994
Goldex	0.05				181	3,548
Lapa	0.22				423	1,884
Ellison	0.19				199	1,064
Total Inferred Resource	0.17				3,275	19,321

Scientific and Technical Data

A qualified person, Guy Gosselin, P.Eng., P.Geo., LaRonde Division's Chief Geologist, has verified the LaRonde exploration information disclosed in this news release. The verification procedures, the quality assurance program and quality control procedures used in preparing such data may be found in the 2004 Mineral Resource and Mineral Reserve Report, Agnico-Eagle Mines Limited, LaRonde Division, dated Nobember 15, 2004, filed on SEDAR.

Agnico-Eagle Mines Ltd. is reporting mineral resource and reserve estimates in accordance with the CIM guidelines for the estimation, classification and reporting of resources and reserves. The effective date of each estimate is December 31, 2004. More recent information on exploration, mining, processing, metallurgy and other economic factors have also been used. Reserve estimates were calculated using historic three-year average metals prices and foreign exchange rates in accordance with the Securities and Exchange Commission's ("SEC") Industry Guide 7. Industry Guide 7 requires the use of prices that reflect current economic conditions at the time of reserve determination which Staff of the SEC has interpreted to mean historic three-year average prices. The assumptions used for 2004 reserves and resources were $360 per ounce gold, $5.42 per ounce silver, $0.41 per pound zinc, $0.95 per pound copper and a C$/US$ exchange rate of 1.42. There are no known relevant issues that would materially affect the estimates. No independent verification of the data has been published.

Tonnage amounts and contained metal amounts presented in the tables in this news release have been rounded to the nearest 1000.

Canadian Administrator's National Instrument 43-101 requires mining companies to disclose reserves and resources using the subcategories of "proven" reserves, "probable" reserves, "measured" resources, "indicated" resources and "inferred" resources. Mineral resources that are not mineral reserves do not have demonstrated economic viability.

A mineral reserve is the economically mineable part of a measured or indicated resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified. A mineral reserve includes diluting materials and allows for losses that may occur when the material is mined. A proven mineral reserve is the economically mineable part of a measured resource for which quantity, grade or quality, densities, shape and physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit. A probable mineral reserve is the economically mineable part of an indicated mineral resource for which quantity, grade or quality, densities, shape and physical characteristics can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit.

A mineral resource is a concentration or occurrence of natural, solid, inorganic or fossilized organic material in or on the earth's crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a mineral resource are known, estimated or interpreted from specific geological evidence and knowledge. A measured mineral resource is that part of a mineral resource for which quantity, grade or quality, densities, shape, physical characteristics, can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity. An indicated mineral resource is that part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonable assumed. An inferred mineral resource is that part of a mineral resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes. Mineral resources which are not mineral reserves do not have demonstrated economic viability.

Investors are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally mineable.

The qualified person responsible for the LaRonde II pre-feasibility study is Carol Plummer, P.Eng., Project Manager for LaRonde II. The qualified person responsible for the Lapa and Goldex pre-feasibility studies is Rosaire Émond P.Eng., Regional Division's Senior Mining Engineer.

The qualified person responsible for the LaRonde mineral reserve and resource estimate is Guy Gosselin, P.Eng, P.Geo., LaRonde Division's Chief Geologist. A description of the operating and capital cost assumptions, parameters and methods used to estimate the Penna shaft can be found in the LaRonde Division SEDAR disclosure cited above.

The qualified person responsible for the Lapa mineral reserve and mineral resource estimate is Christian D'Amours, P.Geo., of Service Conseil Géopointcom. In estimating the Lapa resource and reserve, a minimum gold grade cut-off of 0.15 and 0.19 oz/ton, respectively was used to evaluate drill intercepts that have been adjusted to respect a minimum mining width of 9.2 ft. The estimate was derived using a three dimensional block model of the deposit; the grades were interpolated using the inverse distance power squared method.

The Goldex mineral reserve and resource estimate was supervised by Marc H. Legault, P.Eng., Manager Project Evaluations of Agnico-Eagle. A qualified person Carl Pelletier, P.Geo., of Innovexplo Geological Services, supervised the preparation of and verified the scientific and technical information regarding the Goldex project including sampling, analytical and test data underlying the mineral reserve and resource estimate. A qualified person, R. Mohan Srivastava, P.Geo., of Froidevaux, Srivastava & Schofield Consultants, was responsible for the mineral estimate process at Goldex.

The minimum gold grade cut-off used to evaluate drill intercepts at Goldex was 0.04 oz/ton over a minimum true thickness of 50 feet. The reserve was derived by evaluating a three-dimensional model of the Goldex Extension zone, whose gold grade was estimated using a 95% confidence interval grade calculation method, and then adjusting the model envelope to only include sectors with a high probability of exceeding the cut-off grade.

The qualified person responsible for the Bousquet and Ellison mineral reserve and resource estimates is Normand Bédard P.Geo., Regional Division's Senior Geologist. Mr. Bédard also supervised the preparation of and verified the scientific and technical information regarding the Goldex project including sampling, analytical and test data underlying the mineral reserve and resource estimate. In estimating the Bousquet and Ellison mineral resource and reserve, a minimum gold grade cut-off of 0.09 oz/ton was used to evaluate drill intercepts that have been adjusted to respect a minimum mining width of 9.8 ft. The estimate was derived using a combination of three dimensional block modeling (grades were interpolated using the inverse distance power squared method) for certain zones and for other zones, by the polygonal method on longitudinal sections. A portion of the resource estimate is based on estimates reported when the Bousquet I mine closed in 1996. The resource was reviewed and reclassified using the CIM definition and guidelines. This information is of a good quality and is considered reliable.

Summarized Quarterly Data (Unaudited)	Agnico-Eagle Mines Limited
	Three months ended December 31,		Year ended December 31,
(thousands of United States Dollars except where noted, US GAAP basis)
	2004	2003	2004	2003
Financial Data
Income and cash flow
LaRonde Division
Revenues from mining operations	$45,795	$41,849	$188,049	$126,820
Production costs	22,175	30,153	98,168	104,990

Gross profit (exclusive of amortization)	$23,620	$11,696	$89,881	$21,830

Net income (loss) for the period	$15,609	$2,387	$47,879	$(19,498)
Net income (loss) per share	$0.18	$0.03	$0.56	$(0.23)
Operating cash flow	$11,722	$5,703	$49,525	$4,253
Operating cash flow (before non-cash working capital)	$21,040	$10,477	$77,859	$3,952
Weighted average number of shares — basic (in thousands)	85,989	84,424	85,157	83,889
Tons of ore milled	792,542	626,994	2,976,925	2,448,579
Head grades:
Gold (oz. per ton)	0.10	0.12	0.10	0.11
Silver (oz. per ton)	2.57	2.22	2.51	2.16
Zinc	4.00%	2.87%	4.03%	3.10%
Copper	0.52%	0.60%	0.54%	0.55%
Recovery rates:
Gold	90.39%	91.79%	91.49%	91.41%
Silver	86.20%	85.80%	86.50%	82.60%
Zinc	82.00%	81.60%	83.50%	78.20%
Copper	79.30%	82.50%	78.90%	80.30%
Payable metal produced:
Gold (ounces)	68,909	70,299	271,567	236,653
Silver (ounces in thousands)	1,512	1,220	5,699	3,953
Zinc (pounds in thousands)	44,803	24,732	167,282	100,337
Copper (pounds in thousands)	6,087	5,749	22,816	20,131
Payable metal sold:
Gold (ounces)	52,464	72,035	254,937	234,573
Silver (ounces in thousands)	1,175	1,307	5,362	4,010
Zinc (pounds in thousands)	43,610	24,548	165,833	102,420
Copper (pounds in thousands)	3,575	5,808	20,349	20,132
Realized prices per unit of production:
Gold (per ounce)	$438	$395	$418	$368
Silver (per ounce)	$7.32	$5.27	$6.84	$5.07
Zinc (per pound)	$0.55	$0.43	$0.47	$0.38
Copper (per pound)	$1.39	$0.94	$1.34	$0.82
Onsite operating costs per ton milled (Canadian dollars)	$48	$54	$48	$52

Operating costs per gold ounce produced:
Onsite operating costs (including asset retirement expenses)	$448	$372	$406	$390
Less: Non-cash asset retirement expenses	2	(3)	(1)	(2)
Foreign exchange and byproduct metals
hedge gains	(17)	—	(17)	—
Net byproduct revenues	(420)	(189)	(332)	(173)

Cash operating costs	$13	$180	$56	$215
Accrued El Coco royalties	—	40	—	54

Total cash operating costs	$13	$220	$56	$269
Non-cash costs:
Reclamation provision	(2)	3	1	2
Amortization	65	53	80	74

Total operating costs	$76	$276	$137	$345

Consolidated Balance Sheet	Agnico-Eagle Mines Limited
(thousands of United States dollars, US GAAP basis)	December 31, 2004	December 31, 2003
	(Unaudited)
ASSETS
Current
Cash and cash equivalents	$106,014	$110,365
Metals awaiting settlement	43,442	34,570
Inventories:
Ore stockpiles	9,036	6,557
In-process concentrates	9,065	1,346
Supplies	8,292	6,276
Income taxes recoverable	16,105	7,539
Prepaid expenses and other	19,843	10,363

Total current assets	211,797	177,016
Fair value of derivative financial instruments	2,689	7,573
Investments, loans, advances and other assets	25,234	11,214
Future income and mining tax assets	51,407	41,579
Mining properties	427,037	399,719

	$718,164	$637,101

LIABILITIES AND SHAREHOLDERS' EQUITY
Current
Accounts payable and accrued liabilities	$28,667	$29,915
Dividends payable	3,399	3,327
Interest payable	2,426	3,161

Total current liabilities	34,492	36,403

Long-term debt	141,495	143,750

Asset retirement obligation and other liabilities	14,815	15,377

Future income and mining tax liabilities	57,136	40,848

Shareholders' Equity
Common shares
Authorized — unlimited
Issued — 86,072,779 (2003 — 84,469,804)	620,704	601,305
Warrants	15,732	15,732
Contributed surplus	7,181	7,181
Employee stock options	465	—
Deficit	(172,756)	(218,055)
Accumulated other comprehensive loss	(1,100)	(5,440)

Total shareholders' equity	470,226	400,723

	$718,164	$637,101

Note: Certain items have been reclassified from financial statements previously presented to conform to the current presentation

Consolidated Statement of Income (Loss) and Comprehensive Income (Loss) (Unaudited)	Agnico-Eagle Mines Limited
	Three months ended December 31,		Year ended December 31,
(thousands of United States Dollars, except per share amounts, US GAAP basis)
	2004	2003	2004	2003
REVENUES
Revenues from mining operations	$45,795	$41,849	$188,049	$126,820
Interest and sundry income	233	(477)	655	2,775

	46,028	41,372	188,704	129,595
COSTS AND EXPENSES
Production	22,175	30,153	98,168	104,990
Exploration and corporate development	2,261	1,464	3,584	5,975
Equity loss in junior exploration companies	809	1,500	2,224	1,626
Amortization	4,461	3,729	21,763	17,504
General and administrative	1,158	1,820	6,864	7,121
Provincial capital tax	(580)	58	423	1,240
Interest	2,434	2,486	8,205	9,180
Foreign currency loss	1,781	113	1,440	72

Income (loss) before taxes	11,529	49	46,033	(18,113)
Federal capital tax	255	192	1,049	1,090
Income and mining tax recovery	(4,335)	(2,530)	(2,895)	(1,448)

Income (loss) before cumulative catch-up adjustment	15,609	2,387	47,879	(17,755)
Cumulative catch-up adjustment relating to SFAS 143	—	—	—	(1,743)

Net income (loss) for the period	$15,609	$2,387	$47,879	$(19,498)

Net income (loss) before cumulative catch-up adjustment per share — basic and diluted	$0.18	$0.03	$0.56	$(0.21)
Cumulative catch-up adjustment per share	—	—	—	(0.02)

Net income (loss) per share — basic and diluted	$0.18	$0.03	$0.56	$(0.23)

Weighted average number of shares (in thousands)
basic	85,989	84,424	85,157	83,889
diluted	86,418	84,424	85,587	83,889

Comprehensive income (loss):
Net income (loss) for the period	$15,609	$2,387	$47,879	$(19,498)

Other comprehensive income (loss):
Unrealized gain on hedging activities	2,722	1,708	2,597	8,807
Dilution gain on issuance of shares by subsidiary, net of tax	—	—	1,837	4,500
Unrealized gain on available-for-sale securities	1,217	625	604	2,258
Adjustments for derivative instruments maturing during the period	(709)	1,801	(2,983)	1,801
Adjustments for realized gains on available-for-sale securities due to dispositions in the period	—	(155)	(632)	(1,640)
Cumulative translation adjustments	1,937	—	1,937	—
Reversal of minimum pension liability	980	—	980	—

Other comprehensive income	6,147	3,979	4,340	15,726

Comprehensive income (loss) for the period	$21,756	$6,366	$52,219	$(3,772)

Note: Certain items have been reclassified from financial statements previously presented to conform to the current presentation.

Consolidated Statement of Deficit and Accumulated Other Comprehensive Loss (Unaudited)	Agnico-Eagle Mines Limited
	Three months ended December 31,		Year ended December 31,
(thousands of United States Dollars except where noted, US GAAP basis)
	2004	2003	2004	2003
Deficit
Balance, beginning of period	$(185,785)	$(217,908)	$(218,055)	$(196,023)
Net income (loss) for the period	15,609	$2,387	$47,879	$(19,498)
Dividends declared	$(2,580)	$(2,534)	$(2,580)	$(2,534)

Balance, end of period	$(172,756)	$(218.055)	$(172,756)	$(218.055)

Accumulated other comprehensive loss
Balance, beginning of period	$(7,247)	$(9,419)	$(5,440)	$(21,166)
Other comprehensive income for the period	6,147	3,979	4,340	15,726

Balance, end of period	$(1,100)	$(5,440)	$(1,100)	$(5,440)

Note: Certain items have been reclassified from financial statements previously presented to conform to the current presentation.

Consolidated Statement of Cash Flows (Unaudited)	Agnico-Eagle Mines Limited
	Three months ended December 31,		Year ended December 31,
(thousands of United States Dollars, US GAAP basis)
	2004	2003	2004	2003
Operating activities
Net income (loss) for the period	$15,609	$2,387	$47,879	$(19,498)
Add (deduct) items not affecting cash from operating activities:
Amortization	4,461	3,729	21,763	17,504
Provision for future income and mining taxes	(1,888)	(1,161)	2,340	1,090
Amortization of deferred costs and other	2,858	5,522	5,877	4,856

	21,040	10,477	77,859	3,952
Change in non-cash working capital balances
Metals awaiting settlement	(2,916)	(15,709)	(9,875)	(4,821)
Income taxes recoverable	(5,405)	(2,791)	(8,872)	(4,639)
Inventories	(5,129)	(295)	(8,566)	(3,559)
Prepaid expenses and other	(2,368)	(4,273)	(1,590)	(5,382)
Accounts payable and accrued liabilities	4,883	15,443	1,304	17,414
Interest payable	1,617	2,851	(735)	1,288

Cash flows from (used in) operating activities	11,722	5,703	49,525	4,253

Investing activities
Additions to mining properties	(19,541)	(13,062)	(53,318)	(42,038)
Purchase of available-for-sales securities and other assets	(8,655)	1,641	(21,936)	(10,438)

Cash flows used in investing activities	(28,196)	(11,421)	(75,254)	(52,476)

Financing activities
Dividends paid	—	—	(2,480)	(2,431)
Common shares issued	2,149	1,230	23,653	8,190

Cash flows provided by financing activities	2,149	1,230	21,173	5,759

Effect of exchange rate changes on cash and cash equivalents	(3)	(20)	205	(105)
Net decrease in cash and cash equivalents	(14,328)	(4,508)	(4,351)	(42,569)
Cash and cash equivalents, beginning of period	120,342	114,873	110,365	152,934

Cash and cash equivalents, end of period	$106,014	$110,365	$106,014	$110,365

Other operating cash flow information:
Interest paid during the period	$510	$349	$6,999	$7,750

Capital taxes paid during the period	$293	$653	$2,552	$2,887

Note: Certain items have been reclassified from financial statements previously presented to conform to the current presentation.

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